Heineken Holding N.V.

press-information

Heineken Holding N.V. announces new accounting policy for joint ventures

Amsterdam, 22 August 2008. Heineken Holding N.V. announced today that it has changed the accounting treatment of joint ventures in the financial reporting from the proportional consolidation method to the equity method, as from 1 January 2008. The comparative figures have been adjusted for this change.

Attached to this press release, Heineken Holding N.V. provides its restated 2007 financial information. The pro forma income statement of S&N, which was published by Heineken N.V. today, is not included in the restated financial information.

Joint ventures are those entities over which Heineken has joint control, as established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions.

Heineken based its decision on Exposure Draft 9 ('ED 9') as issued in September 2007 by the International Accounting Standards Board (IASB), which proposes to only allow the equity accounting method for joint ventures. It is expected that ED 9 will result in a new standard in 2009. The new accounting policy is also in line with most of Heineken's peers.

Key figures restated for joint venture accounting[1]

	2007 HY	**2007 FY**
	(hl m)	*(hl m)*
Group beer volume	68.1	139.2
Consolidated beer volume	*51.0*	*105.4*
	(EUR m)	*(EUR m)*
Revenue	5,476	11,245
EBIT	605	1,419
EBIT (beia)	861	1,748
Net Profit (beia)	548	1,119
Net Profit of Heineken Holding N.V.	151	404
	(EUR)	*(EUR)*
Basic EPS	0.62	1.65
Diluted EPS	0.62	1.65

The restatement had no impact on equity and profit attributable to equity holders of Heineken Holding N.V.

[1] For an explanation of the terms in this press release please refer to the glossary in appendix 10.

www.heinekeninternational.com
Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No.. 33078624

The joint ventures involved are:

Brau Holding International GmbH & Co KgaA	Germany
Zagorka Brewery A.D.	Bulgaria
Pivara Skopje A.D.	Macedonia
Brasseries du Congo S.A.	Congo
Asia Pacific Investment Pte.Ltd.	Singapore
Compania Cervecerias Unidas S.A.	Chile
Tempo Beverages Ltd.	Israel
Diageo Heineken	South-Africa
Heineken Lion Australia Pty.	Australia

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Appendices

1. Restated condensed consolidated interim income statement
2. Restated consolidated income statement
3. Restated condensed consolidated interim balance sheet
4. Restated consolidated balance sheet
5. Restated condensed consolidated interim statement of cash flows
6. Restated consolidated statement of cash flows
7. Restated information by region
8. Restated notes to the consolidated financial statements
9. Notes to the appendices
10. Glossary

Appendix 1

Restated condensed consolidated interim income statement of Heineken Holding N.V.*

For the six months period ended 30 June 2007 *In millions of Euro*	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Revenue	**6,127**	**(651)**	**5,476**
Other income	**0**	**0**	**0**
Raw material, consumables and services	4,034	(415)	3,619
Personnel expenses	1,093	(107)	986
Amortisation, depreciation and impairments	363	(42)	321
Total expenses	**5,490**	**(564)**	**4,926**
Operating profit	**637**	**(87)**	**550**
Interest income	39	(2)	37
Interest expenses	(85)	7	(78)
Net finance expenses	**(46)**	**5**	**(41)**
Share of profit of associates and joint ventures	12	43	55
Profit before income tax	603	(39)	564
Income tax expense	(221)	19	(202)
Profit	**382**	**(20)**	**362**
Attributable to:			
Equity holders of Heineken Holding N.V. (Net Profit)	**151**	**0**	**151**
Minority interests in Heineken N.V.	**151**	**0**	**151**
Minority interests in Heineken N.V. group companies	**80**	**(20)**	**60**
Profit	**382**	**(20)**	**362**
Number of issued shares	245,011,848		245,011,848
Number of outstanding shares	245,011,848		245,011,848
Basic earnings per share (in Euro)	0.62		0.62
Diluted earnings per share (in Euro)	0.62		0.62

*Unaudited

Appendix 2

Restated consolidated income statement of Heineken Holding N.V.*

For the year ended 31 December 2007 *In millions of euro*	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Revenue	**12,564**	**(1,319)**	**11,245**
Other income	**30**	**(2)**	**28**
Raw materials, consumables and services	8,162	(842)	7,320
Personnel expenses	2,165	(214)	1,951
Amortisation, depreciation and impairments	764	(126)	638
Total expenses	**11,091**	**(1,182)**	**9,909**
Results from operating activities	**1,503**	**(139)**	**1,364**
Interest income	67	(3)	64
Interest expenses	(168)	13	(155)
Other net finance (expenses)/ income	(26)	22	(4)
Net finance expenses	**(127)**	**32**	**(95)**
Share of profit of associates (net of income tax)	25	29	54
Profit before income tax	**1,401**	**(78)**	**1,323**
Income tax expenses	(429)	35	(394)
Profit	**972**	**(43)**	**929**
Attributable to:			
Equity holders of Heineken Holding N.V. (Net Profit)	**404**	**0**	**404**
Minority interests in Heineken N.V.	**403**	**0**	**403**
Minority interests in Heineken N.V. group companies	**165**	**(43)**	**122**
Profit	**972**	**(43)**	**929**
Number of issued shares	245,011,848		245,011,848
Number of outstanding shares	245,011,848		245,011,848
Basic earnings per share (€)	1.65		1.65
Diluted earnings per share (€)	1.65		1.65

*Unaudited

Appendix 3

Restated condensed consolidated interim balance sheet of Heineken Holding N.V.*

As at 30 June 2007

In millions of euro	**2007** Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	**2007** Heineken Holding N.V. stand-alone (Equity method)
Assets			
Property, plant & equipment	5,006	(693)	4,313
Intangible assets	2,423	(454)	1,969
Investments in associates and joint ventures	208	713	921
Other investments	433	(54)	379
Advances to customers	190	(7)	183
Deferred tax assets	387	(11)	376
Total non-current assets	**8,647**	**(506)**	**8,141**
Inventories	1,109	(131)	978
Other investments	58	(5)	53
Trade and other receivables	2,610	(181)	2,429
Prepayments and accrued income	150	(17)	133
Cash and cash equivalents	1,103	(108)	995
Assets classified as held for sale	30	0	30
Total current assets	**5,060**	**(442)**	**4,618**
Total assets	**13,707**	**(948)**	**12,759**
Equity			
Share capital	392	0	392
Reserves	337	0	337
Retained earnings	1,805	0	1,805
Equity attributable to equity holders of Heineken Holding N.V.	**2,534**	**0**	**2,534**
Minority interests in Heineken N.V.	**2,529**	**0**	**2,529**
Minority interests in Heineken N.V. group companies	**509**	**(230)**	**279**
Total equity	**5,572**	**(230)**	**5,342**
Liabilities			
Loans and borrowings	2,016	(213)	1,803
Employee benefits	641	(62)	579
Provisions	192	(7)	185
Deferred tax liabilities	473	(43)	430
Total non-current liabilities	**3,322**	**(325)**	**2,997**
Bank overdrafts	692	(57)	635
Loans and borrowings	511	(89)	422
Trade and other payables	3,303	(228)	3,075
Tax liabilities	149	(18)	131
Provisions	158	(1)	157
Total current liabilities	**4,813**	**(393)**	**4,420**
Total liabilities	**8,135**	**(718)**	**7,417**
Total equity and liabilities	**13,707**	**(948)**	**12,759**

*Unaudited

Appendix 4

Restated consolidated balance sheet of Heineken Holding N.V.*

As at 31 December 2007

In millions of euro

	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Assets			
Property, plant & equipment	5,362	(689)	4,673
Intangible assets	2,541	(431)	2,110
Investments in associates and joint ventures	214	678	892
Other investments	452	(55)	397
Advances to customers	219	(10)	209
Deferred tax assets	336	(20)	316
Total non-current assets	**9,124**	**(527)**	**8,597**
Inventories	1,007	(124)	883
Other investments	105	(2)	103
Trade and other receivables	1,873	(193)	1,680
Prepayments and accrued income	123	(13)	110
Cash and cash equivalents	715	(155)	560
Assets classified as held for sale	21	0	21
Total current assets	**3,844**	**(487)**	**3,357**
Total assets	**12,968**	**(1,014)**	**11,954**
Equity			
Share capital	392	0	392
Reserves	361	0	361
Retained earnings	1,954	0	1,954
Equity attributable to the equity holders of Heineken Holding N.V.	**2,707**	**0**	**2,707**
Minority interests in Heineken N.V.	**2,697**	**0**	**2,697**
Minority interests in Heineken N.V. group companies	542	(235)	307
Total equity	5,946	(235)	5,711
Liabilities			
Loans and borrowings	1,521	(226)	1,295
Employee benefits	646	(60)	586
Provisions	184	(26)	158
Deferred tax liabilities	478	(51)	427
Total non-current liabilities	**2,829**	**(363)**	**2,466**
Bank overdrafts	282	(31)	251
Loans and borrowings	873	(86)	787
Trade and other payables	2,806	(281)	2,525
Tax liabilities	89	(18)	71
Provisions	143	0	143
Total current liabilities	**4,193**	**(416)**	**3,777**
Total liabilities	**7,022**	**(779)**	**6,243**
Total equity and liabilities	**12,968**	**(1,014)**	**11,954**

*Unaudited

Appendix 5

Restated condensed consolidated interim statement of cash flows of Heineken Holding N.V.*

For the six months period ended 30 June 2007

In millions of euro	**2007** Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	**2007** Heineken Holding N.V. stand-alone (Equity method)
Operating activities			
Profit	382	(20)	362
Adjustments for:			
Amortisation, depreciation and impairments	363	(42)	321
Net interest (income)/expenses	46	(5)	41
Investment income and share of profit of associates and joint ventures	(22)	(43)	(65)
Income tax expenses	221	(19)	202
Other non-cash items	48	10	58
Cash flow from operations before changes in working capital and provisions	**1,038**	**(119)**	**919**
Change in inventories	(223)	17	(206)
Change in trade and other receivables	(737)	9	(728)
Change in trade and other payables	785	9	794
Total change in working capital	**(175)**	**35**	**(140)**
Change in provisions and employee benefits	(37)	-	(37)
Cash flow from operations	**826**	**(84)**	**742**
Interest paid & received	(33)	3	(30)
Dividend received	11	11	22
Income taxes paid	(182)	20	(162)
Cash flow used for interest, dividend & income tax	**(204)**	**34**	**(170)**
Cash flow from operating activities	**622**	**(50)**	**572**
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets	23	(5)	18
Purchase of property, plant & equipment	(436)	51	(385)
Purchase of intangible assets	(6)	3	(3)
Loans issued to customers and other investments	(86)	12	(74)
Repayment on loans to customers	25	(4)	21
Cash flow used in operational investing activities	**(480)**	**57**	**(423)**

*Unaudited

Restated condensed consolidated interim statement of cash flows of Heineken Holding N.V.*-continued

For the six months period ended 30 June 2007

In millions of euro	**2007** Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	**2007** Heineken Holding N.V. stand-alone (Equity method)
Acquisition of subsidiaries and minority interests, net of cash acquired	(1)	(2)	(3)
Acquisition of associates, joint ventures and other investments	(13)	5	(8)
Disposal of associates, joint ventures and other investments	8	(2)	6
Cash flow used for acquisitions and disposals	**(6)**	**1**	**(5)**
Cash flow used in investing activities	**(486)**	**58**	**(428)**
Financing activities			
Proceeds from loans and borrowings	26	(1)	25
Repayment of loans and borrowings	(80)	13	(67)
Dividends paid	(296)	20	(276)
Purchase own shares by Heineken N.V.	(8)	-	(8)
Other	6	(4)	2
Cash flow used in financing activities	**(352)**	**28**	**(324)**
Net Cash Flow	**(216)**	**36**	**(180)**
Cash and cash equivalents as at 1 January	627	(86)	541
Effect of movements in exchange rates	0	(1)	(1)
Cash and cash equivalents as at 30 June	**411**	**(51)**	**360**

*Unaudited

Appendix 6

Restated consolidated statement of cash flows of Heineken Holding N.V.*

For the year ended 31 December 2007

In millions of euro	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Operating activities			
Profit	972	(43)	929
Adjustments for:			
Amortisation, depreciation and impairments	764	(126)	638
Net interest (income)/expenses	101	(10)	91
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	(30)	2	(28)
Investment income and share of profit of associates and joint ventures	(41)	(28)	(69)
Income tax expenses	429	(35)	394
Other non-cash items	103	2	105
Cash flow from operations before changes in working capital and provisions	**2,298**	**(238)**	**2,060**
Change in inventories	(140)	10	(130)
Change in trade and other receivables	(175)	16	(159)
Change in trade and other payables	282	(38)	244
Total change in working capital	**(33)**	**(12)**	**(45)**
Change in provisions and employee benefits	(53)	(18)	(71)
Cash flow from operations	**2,212**	**(268)**	**1,944**
Interest paid & received	(96)	9	(87)
Dividend received	27	20	47
Income taxes paid	(413)	38	(375)
Cash flow used for interest, dividend & income tax	(482)	67	(415)
Cash flow from operating activities	**1,730**	**(201)**	**1,529**
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets	81	(11)	70
Purchase of property, plant & equipment	(1,123)	119	(1,004)
Purchase of intangible assets	(22)	5	(17)
Loans issued to customers and other investments	(146)	13	(133)
Repayment on loans to customers	225	(7)	218
Cash flow used in operational investing activities	**(985)**	**119**	**(866)**

*Unaudited

Restated consolidated statement of cash flows of Heineken Holding N.V.* - continued

For the year ended 31 December 2007 *In millions of euro*	**2007** Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	**2007** Heineken Holding N.V. stand-alone (Equity method)
Acquisition of subsidiaries and minority interests, net of cash acquired	(245)	4	(241)
Acquisition of associates, joint ventures and other investments	(89)	31	(58)
Disposal of subsidiaries and minority interests, net of cash disposed of	12	-	12
Disposal of associates, joint ventures and other investments	44	(16)	28
Cash flow used for acquisitions and disposals	**(278)**	**19**	**(259)**
Cash flow used in investing activities	**(1,263)**	**138**	**(1,125)**
Financing activities			
Proceeds from loans and borrowings	77	(10)	67
Repayment of loans and borrowings	(265)	13	(252)
Dividends paid	(450)	33	(417)
Purchase own shares by Heineken N.V.	(15)	-	(15)
Other	(3)	(11)	(14)
Cash flow used in financing activities	**(656)**	**25**	**(631)**
Net Cash Flow	**(189)**	**(38)**	**(227)**
Cash and cash equivalents as at 1 January	627	(86)	541
Effect of movements in exchange rates	(5)	-	(5)
Cash and cash equivalents as at 31 December	**433**	**(124)**	**309**

*Unaudited

Appendix 7

Restated information by region of Heineken Holding N.V.*

For the six months period ended 30 June 2007
In millions of Euro

	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Revenue			
Western Europe	2,703	-	2,703
Central and Eastern Europe	1,779	(235)	1,544
Americas	1,003	(198)	805
Africa and Middle East	653	(50)	603
Asia/Pacific	299	(184)	115
Head Office Heineken N.V./eliminations/others	(310)	16	(294)
Total revenue	**6,127**	**(651)**	**5,476**
EBIT			
Western Europe	81	(1)	80
Central and Eastern Europe	201	(6)	195
Americas	134	(14)	120
Africa and Middle East	154	(2)	152
Asia/Pacific	52	(22)	30
Head Office Heineken N.V./eliminations/others	27	1	28
Total EBIT	**649**	**(44)**	**605**
EBIT (excl. exceptional items and amortisation of brands)			
Western Europe	332	-	332
Central and Eastern Europe	207	(6)	201
Americas	134	(16)	118
Africa and Middle East	154	(1)	153
Asia/Pacific	52	(21)	31
Head Office Heineken N.V./eliminations/others	27	(1)	26
Total EBIT (BEIA)	**906**	**(45)**	**861**
Total assets			
Western Europe	4,396	13	4,409
Central and Eastern Europe	5,543	(417)	5,126
Americas	1,246	(264)	982
Africa and Middle East	1,132	(45)	1,087
Asia/Pacific	622	(228)	394
Head Office Heineken N.V.	388	20	408
	13,327	(921)	12,406
Unallocated items	380	(27)	353
Total assets	**13,707**	**(948)**	**12,759**

*Unaudited

Appendix 7 - continued

Restated information by region of Heineken Holding N.V.*

For the year ended 31 December 2007

In millions of Euro	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Revenue			
Western Europe	5,450	-	5,450
Central and Eastern Europe	3,686	(460)	3,226
Americas	2,043	(435)	1,608
Africa and Middle East	1,416	(105)	1,311
Asia/Pacific	597	(352)	245
Head Office Heineken N.V./eliminations/others	(628)	33	(595)
Total revenue	**12,564**	**(1,319)**	**11,245**
EBIT			
Western Europe	410	1	411
Central and Eastern Europe	381	(28)	353
Americas	278	(44)	234
Africa and Middle East	329	(3)	326
Asia/Pacific	100	(35)	65
Head Office Heineken N.V./eliminations/others	30	(1)	29
Total EBIT	**1,528**	**(110)**	**1,418**
EBIT (excl. exceptional items and amortisation of brands)			
Western Europe	665	3	668
Central and Eastern Europe	444	(16)	428
Americas	278	(44)	234
Africa and Middle East	329	(23)	306
Asia/Pacific	100	(35)	65
Head Office Heineken N.V./eliminations/others	30	17	47
Total EBIT (BEIA)	**1,846**	**(98)**	**1,748**
Total assets			
Western Europe	3,785	13	3,798
Central and Eastern Europe	5,602	(389)	5,213
Americas	1,244	(309)	935
Africa and Middle East	1,395	(111)	1,284
Asia/Pacific	553	(207)	346
Head Office Heineken N.V.	25	48	73
	12,604	(955)	11,649
Unallocated items	364	(59)	305
Total assets	**12,968**	**(1,014)**	**11,954**

*Unaudited

Appendix 8

Restated notes to the consolidated financial statements of Heineken Holding N.V.*

For the year ended 31 December 2007

Restated property, plant and equipment*	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
In millions of euro					
Restated cost					
Balance as at 1 January 2007	**2,337**	**4,368**	**2,962**	**356**	**10,023**
Changes in consolidation	39	28	12	2	81
Purchases	49	164	302	489	1,004
Transfer of completed projects under construction	108	233	68	(409)	-
Transfer to assets classified as held for sale	11	(3)	-	-	8
Disposals	(25)	(133)	(331)	1	(488)
Effect of movements in exchange rates	(21)	(42)	(19)	(7)	(89)
Balance as at 31 December 2007	**2,498**	**4,615**	**2,994**	**432**	**10,539**
Restated depreciation and impairment losses					
Balance as at 1 January 2007	**(1,184)**	**(2,560)**	**(2,030)**	**-**	**(5,774)**
Changes in consolidation	7	21	1	-	29
Depreciation charge for the year	(65)	(223)	(327)	-	(615)
Impairment losses	(1)	(13)	(4)	-	(18)
Reversal impairment losses	3	12	9	-	24
Transfer to assets classified as held for sale	(4)	2	-	-	(2)
Disposals	12	112	304	-	428
Effect of movements in exchange rates	11	30	21	-	62
Balance as at 31 December 2007	**(1,221)**	**(2,619)**	**(2,026)**	**-**	**(5,866)**
Restated carrying amount					
As at 1 January 2007 (equity method)	**1,153**	**1,808**	**932**	**356**	**4,249**
As at 31 December 2007 (equity method)	**1,277**	**1,996**	**968**	**432**	**4,673**

*Unaudited

Appendix 8 – continued

Restated intangible assets*

In millions of euro

	Goodwill	Brands	Software, research and development and other	Total
Restated cost				
Balance as at 1 January 2007	**1,768**	**223**	**144**	**2,135**
Changes in consolidation	151	15	2	168
Purchases/internally developed	-	-	17	17
Disposals	-	-	(1)	(1)
Effect of movements in exchange rates	(23)	(1)	-	(24)
Balance as at 31 December 2007	**1,896**	**237**	**162**	**2,295**
Restated amortisation and impairment losses				
Balance as at 1 January 2007 (equity method)	**(13)**	**(31)**	**(114)**	**(158)**
Amortisation charge for the year	-	(8)	(17)	(25)
Impairment losses	(1)	(3)	-	(4)
Disposals	-	-	1	1
Effect of movements in exchange rates	-	1	-	1
Balance as at 31 December 2007	**(14)**	**(41)**	**(130)**	**(185)**
Restated carrying amount				
As at 1 January 2007	**1,755**	**192**	**30**	**1,977**
As at 31 December 2007	**1,882**	**196**	**32**	**2,110**

Restated inventories*

In millions of euro

	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Raw materials	168	(50)	118
Work in progress	92	(9)	83
Finished products	188	(25)	163
Goods for resale	221	(10)	211
Non-returnable packaging	108	(8)	100
Other inventories	230	(22)	208
	1,007	**(124)**	**883**

***Unaudited**

Appendix 8 – continued

Restated trade and other receivables*

In millions of euro	**2007** Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	**2007** Heineken Holding N.V. stand-alone (Equity method)
Trade receivables due from associates and joint ventures	9	48	57
Trade receivables	1,416	(184)	1,232
Other receivables including current part loans to customers	448	(57)	391
	1,873	**(193)**	**1,680**

Restated trade and other payables*

In millions of euro	**2007** Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	**2007** Heineken Holding N.V. stand-alone (Equity method)
Trade payables due to associates and joint ventures	6	1	7
Other trade payables	1,164	(128)	1,036
Returnable packaging deposits	382	(12)	370
Taxation and social security contributions	296	(24)	272
Dividend	36	(4)	32
Interest	38	(1)	37
Derivatives used for hedging	22	(1)	21
Other payables	174	3	177
Accruals and deferred income	688	(115)	573
	2,806	**(281)**	**2,525**

* Unaudited

Appendix 8 – continued

Restated loans and borrowings*

Non-current liabilities

In millions of euro	2007 Heineken Holding N.V. stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken Holding N.V. stand-alone (Equity method)
Secured bank loans	38	(20)	18
Unsecured bank loans	304	(148)	156
Unsecured bond issues	1,143	(40)	1,103
Finance lease liabilities	16	(11)	5
Non-current interest-bearing liabilities	**1,501**	**(219)**	**1,282**
Non-current non-interest-bearing liabilities	20	(7)	13
	1,521	**(226)**	**1,295**

Current interest-bearing liabilities

In millions of euro

Current portion of secured bank loans	39	(29)	10
Current portion of unsecured bank loans	291	(53)	238
Current portion of unsecured bond issues	216	(2)	214
Current portion of finance lease liabilities	2	-	2
Total current portion of non-current interest-bearing liabilities	**548**	**(84)**	**464**
Deposits from third parties	323	-	323
Other current interest-bearing liabilities	2	(2)	-
Bank overdrafts	282	(31)	251
	1,155	(117)	1,038

*Unaudited

Appendix 9

Accounting for joint ventures

The group's share of the recognised income and expenses of joint ventures are accounted for using the equity method. The equity method implicates that the interest in the jointly controlled entity is initially recorded at cost (including the amount of goodwill) in the consolidated financial statements at the date that joint control commences. The consolidated financial statements include Heineken's share of the total recognised income and expenses of joint ventures on an equity-accounted basis, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the joint venture.

Appendix 10

Glossary

Beia
Before exceptional items and amortization of brands and customer relationships.

Earnings per share
Basic
Net profit divided by the number of shares – basic – during the year.

Diluted
Net profit divided by the number of shares – diluted – during the year

EBIT
Earnings before interest and taxes and net finance expenses.

EBITDA
Earnings before interest and taxes and net finance expenses before depreciation and amortisation.

Net profit
Profit after deduction of minority interests (profit attributable to equity holders of Heineken Holding N.V.).

Profit
Total profit of the Group before deduction of minority interests.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Volume
Consolidated beer volume (excluding Joint Ventures)
100 per cent of beer volume produced and sold by fully consolidated companies excluding the beer volume brewed and sold by joint venture companies.

Group beer volume
The part of the total Group volume that relates to beer.

END